UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION
OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

  Commission File Number: 333-226947

TELE2 AB (PUBL)
(Exact name of registrant as specified in its charter)

Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
+46 734 39 25 40
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B common shares, quota value of SEK 1.25 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.          Exchange Act Reporting History

Tele2 AB (publ) (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on August 30, 2018, upon its registration statement on Form F-4 being declared effective by the Securities and Exchange Commission (the “Commission”).

The Registrant has filed or submitted all reports required under Exchange Act section 13(a) and 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.          Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) required to be disclosed under this Item on August 30, 2018 pursuant to a registration statement on Form F-4.

Item 3.          Foreign Listing and Primary Trading Market

The Registrant has maintained a listing of its Class B common shares (the “common shares”) on Nasdaq Stockholm in Stockholm, Sweden.  Nasdaq Stockholm constitutes the primary trading market for the Registrant’s common shares.

The Registrant’s common shares were initially listed on Nasdaq Stockholm in May 1996.  The Registrant has maintained a listing of its common shares on Nasdaq Stockholm for at least the 12 months preceding the filing of this Form.

During the 12-month period beginning August 1, 2018 and ending July 31, 2019, 99.996% of trading in the Registrant’s common shares occurred in Sweden.  The trading market for the Registrant’s common shares in Sweden is larger than the trading market for the Registrant’s common shares in the United States as of the same 12-month period.

Item 4.          Comparative Trading Volume Data

Not applicable.

Item 5.          Alternative Record Holder Information

The Registrant is relying on Rule 12h-6(a)(4)(ii). As of July 31, 2019, the Registrant’s common shares are held of record by 152 United States residents. In assessing the number or holders of record who are United States residents, the Registrant has relied on CMI2I Ltd., an independent information services provider.

Item 6.          Debt Securities

Not applicable.

Item 7.          Notice Requirement

The Registrant published the notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on September 3, 2019.  The notice was disseminated in the United States through Cision News, a news wire service and posted in English and Swedish on the website of the Registrant.  A copy of the notice in attached hereto as Exhibit 99.1.

Item 8.          Prior Form 15 Filers

Not applicable.

PART II

Item 9.          Rule 12g3-2(b) Exemption

The Registrant will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet web site at https://www.tele2.com/investors.

PART III

Item 10.          Exhibits

Exhibit 99.1: Notice required pursuant to Rule 12h-6(h).

Item 11.          Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Tele2 AB (publ) has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Tele2 AB (publ) certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated:  September 3, 2019

Tele2 AB (publ)

By:	/s/ Stefan Backman
	Name:	Stefan Backman
	Title:	General Counsel